Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-186335

CULLEN/FROST BANKERS, INC.

5.375% Non-Cumulative Perpetual Preferred Stock, Series A

(liquidation preference $25 per share)

Pricing Term Sheet

This term sheet supplements the information set forth under “Description of the Preferred Stock” in the preliminary prospectus supplement, dated February 12, 2013, to the prospectus dated January 31, 2013.

Issuer:	Cullen/Frost Bankers, Inc.

Securities Offered:	5.375% Non-Cumulative Perpetual Preferred Stock, Series A of the Issuer (the “Preferred Stock”)

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1(stable)/BBB+(stable)/BB+(stable) (unsolicited)

Aggregate Liquidation Preference:	$150,000,000 (6,000,000 shares)

No Option to Purchase Additional Shares:	The underwriters will not have an option to purchase any additional shares of Preferred Stock

Dividend Rate (Non-Cumulative):	5.375% per annum, only when, as, and if declared

Dividend Payment Dates:	March 15, June 15, September 15 and December 15, commencing June 15, 2013

Day Count:	30/360

Maturity Date:	Perpetual

Optional Redemption:	The Issuer may redeem the Preferred Stock (i) in whole or in part, from time to time, on any dividend payment date on or after March 15, 2018, or (ii) in whole but not in part, at any time within 90 days following a regulatory capital treatment event, as defined in the preliminary prospectus supplement dated February 12, 2013, in either case, at a redemption price of $25 per share, plus any declared and unpaid dividends for prior dividend periods and accrued but unpaid dividends (whether or not declared) for the then-current dividend period prior to but excluding the redemption date.

The holders of the Preferred Stock will not have the right to require redemption.

Listing:	The Issuer has applied to list the Preferred Stock on the New York Stock Exchange (the “NYSE”) under the symbol “CFR PrA”. If the application is approved, trading of the Preferred Stock on the NYSE is expected to commence within 30 days after the original issuance date of the Preferred Stock.

Trade Date:	February 12, 2013

Settlement Date:	February 15, 2013 (T+3)

Public Offer Price:	$25 per share

Underwriting Discounts and Commissions:	$0.7697 per share†

Net Proceeds to Issuer (before offering expenses):	$145,381,777.50

CUSIP/ISIN:	229899208 / US2298992080

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Goldman, Sachs & Co. UBS Securities LLC

Co-Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Keefe, Bruyette & Woods, Inc. RBC Capital Markets Sandler O’Neill + Partners, L.P. Stifel, Nicolaus & Company Inc.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time.

†	Reflects 371,400 shares sold to institutional investors, for which the underwriters received an underwriting discount of $0.50 per share, and 5,628,600 shares sold to retail investors, for which the underwriters received an underwriting discount of $0.7875 per share

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649, Goldman, Sachs & Co. toll free at (866) 471-2526, or UBS Securities LLC toll free at 877-827-6444 (ext. 561 3884).

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